Exhibit 21

Our corporate structure, including our principal operating subsidiaries, is as follows:

Name of subsidiary	Jurisdiction of incorporation or organization
Creative Realities, LLC	Delaware
Creative Realities Canada, Inc.	Canada
Broadcast International, Inc.	Utah
ConeXus World Global, LLC	Kentucky
Allure Global Solutions, Inc. (1)	Georgia

(1)	On assumption of consummation of transaction upon closure of this offering.